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                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549                              -----------------------------
                                                                                                            SEC FILE NUMBER
                                                                                                               1-11140
                                                      FORM 12b-25                                   -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
                                             NOTIFICATION OF LATE FILING                                     683737 20 9

                                                                                                    -----------------------------
(Check One):  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR



     For Period Ended: August 31, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Ophthalmic Imaging Systems
____________________________________________________________________________________________________________________________________
Full Name of Registrant

N/A
____________________________________________________________________________________________________________________________________
Former Name if Applicable

221 Lathrop Way, Suite I
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Sacramento, CA 98515
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

          (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without unreasonable effort or expense;
  |X|     (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form
              N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and
          (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                             PART III -- NARRATIVE
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State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period.
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                                SEE ATTACHMENT A
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

      Gil Allon                                                916                                    646-2020
    ____________________________________________  _______________________________  _________________________________________________
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                                SEE ATTACHMENT B
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                            Ophthalmic Imaging Systems
              ____________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 29, 2000                                                       By /s/ Gil Allon
     ----------------------                                                     ----------------------
                                                                                Name: Gil Allon

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                                  ATTACHMENT A

                              PART III - NARRATIVE

     The Registrant's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000 could not be filed within the prescribed time period because there were various transactions that the Registrant negotiated and entered into in the last quarter of such fiscal year which provided for, among other things, change in control of the Registrant and working capital. The Registrant and its accountants have not finalized all of their accounting matters in connection with these transactions. As a result, the financial statements of the Registrant for the fiscal year ended August 31, 2000 and the notes thereto, have not yet been completed.


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                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION

         The Registrant will be reporting significantly reduced revenues for fiscal year 2000, with net losses approximating those of fiscal year 1999. The fiscal year 2000 figures reflect the diversion of resources to and the negative effects of the previously disclosed failed transactions with Premier Laser Systems, Inc. and the transactions which the Registrant negotiated and entered into in the last quarter of fiscal year 2000.